UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549


                                       SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*.

                                Tractor Supply Company

                                          Common

                                         89235610

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  89235610   13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for SunTrust Banks
      of Tennessee, Inc. as Parent Holding Company; SunTrust Banks of Georgia, Inc. as Parent Holding Company and Trusco Capital Management Inc. and in various fiduciary capacities.
      58-1575035
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    1,016,190
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  -0-
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 1,190,439
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      -0-
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,190,439
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        13.7%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK and IA


CUSIP NO.  89235610  13G

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks, of Tennessee, Inc. as Parent Holding Company for SunTrust Bank, Nashville, N.A. and in Various Fiduciary Capacities.
     58-1575035
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ________
                                                       (B) ________
------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Georgia
------------------------------------------------------------------------
NUMBER OF       5.  SOLE VOTING POWER

SHARES              978,912
                --------------------------------------------------------
BENEFICIALLY    6.  SHARED VOTING POWER

OWNED BY            -0-
                --------------------------------------------------------
EACH            7.  SOLE DISPOSITIVE POWER

REPORTING           978,912
                --------------------------------------------------------
PERSON          8.  SHARED DISPOSITIVE POWER

WITH                -0-
------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     978,912
------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.2%
------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     HC AND BK



                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G
                       UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)     Name of Issuer:
---------     --------------
              Tractor Supply Company

Item 1(b)     Address of Issuer's Principal Executive Offices:
---------     -----------------------------------------------
              P.O. Box 17901
              320 Plus Park Blvd.
              Nashville, Tennessee  37217

Item 2(a)     Name of Person Filing:
---------     ---------------------
              SunTrust Banks, Inc. as Parent Holding Company for SunTrust
              Banks of Tennessee, Inc.  as Parent Holding Company; SunTrust
              Banks, Inc. and Parent Holding Company and Trusco Capital
              Management, Inc.and in various fiduciary capacities.

Item 2(b)     Address of Principal Business Office(s):
---------     ---------------------------------------
              25 Park Place, N.E.
              Atlanta, Georgia  30303

Item 2(c)     Citizenship:
---------     -----------
              SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Tennessee, Inc. is a Tennessee corporation; SunTrust Banks of Georgia is a Georgia corporation and Trusco Capital
              Management, Inc. is a Georgia corporation and a registered investment adviser.

Item 2(d)     Title of Class of Securities:
---------     ----------------------------
              Common

Item 2(e)     CUSIP Number:
---------     ------------
              89235610




Item 3        Type of Person:
------        --------------
              (b) Bank as defined in section 3(a)(6) of the Act.
              (e) Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940.
              (g) Parent holding company, in accordance with para. 240,13d-
                  1(1)(ii)(H).

Item 4         Ownership:
------         ---------

               Amount Beneficially Owned.  1,190,439

               (b)  Percent of Class:   13.7%

               (c)  Number of Shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:  1,190,439

                 (ii)  Shared power to vote or to direct the vote:  -0-

                (iii)  Sole power to dispose or to direct the disposition of:
                       1,190,439

                (iv)   Shared power to dispose or the direct the disposition
                        of: -0-




Item 5       Ownership of Five Percent or Less of Class:
------       ------------------------------------------
             Not Applicable

Item 6       Ownership of More than 5 Percent of Behalf of Another Person:
------       ------------------------------------------------------------
             See Exhibit B

Item 7       Identification and Classification of the Subsidiary Which
------       Acquired the Security Being Reported on By the Parent Holding
             Company:
             ------------------------------------------------------------
             See Item 2 and Exhibit C

Item 8       Identification and Classification of Members of the Group:
------       ---------------------------------------------------------
             Not Applicable

Item 9       Notice of Dissolution of Group:
------       ------------------------------
             Not Applicable

Item 10      Certification:
-------      -------------
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

             Signature:
             ---------
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 1997

SunTrust Banks, Inc.

By        /s/ Cynthia S. Walker
          -------------------------
          Cynthia S. Walker, Assistant Vice President
          STI Trust & Investment Operations, Inc. as agent for
          SunTrust Banks, Inc.



                                    EXHIBIT A


The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim any beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admissions to the contrary.



                                    EXHIBIT B

Various co-trustees share the power to direct subsidiaries of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.


                                     EXHIBIT C


                           Sole     Shared       Sole       Shared
                          Voting    Voting     Power to     Power to
Name of Person Filing      Power     Power      Dispose     Dispose

SunTrust Banks of Tennessee, Inc.
as Parent Holding Company for:
---------------------------------
SunTrust Bank, Nashville,     978,912     -0-     978,912        -0-
N.A. and in  Various
Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37219

SunTrust Banks of Georgia, Inc.
as Parent Holding Company for:
------------------------------
SunTrust Bank, Atlanta         22,581     -0-     196,830       -0-
and in Various Fiduciary
Capacities
25 Park Place
Atlanta, Georgia  30303

SunTrust Banks, Inc. as Parent
Company for:
------------------------------
Trusco Capital Management,     14,697     -0-      14,697       -0-
Inc. and in Various
Fiduciary Capacities
50 Hurt Plaza, Suite 1400
Atlanta, Georgia  30303

Shares Beneficially Owned   1,190,439



SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


January 31, 1997

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a
Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Tractor Supply Company Common.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.


cc:   Tractor Supply Company
      National Association of Securities Dealers